BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006




Damian P. Reitemeyer     Mailing Address:
Vice President           P.O. Box 318
Telephone:  212-250-4599 Church Street Station
                         New York, NY  10008

                         February 14, 1996









Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          SPDR Trust


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                        Sincerely,

                         Damian P. Reitemeyer
Enclosures


             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                      (Amendment No.  )*

                        SPDR Trust
                  ______________________
                      NAME OF ISSUER:

                   S&P Depository Receipt
           ______________________________________
                TITLE OF CLASS OF SECURITIES
                          78462F103
           _____________________________________
                        __ CUSIP NUMBER


Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

CUSIP No.  78462F103                    Page 1 of 5 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, and its wholly owned subsidiary, Bankers Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor). 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation and Bankers Trust
Company are New York corporations.

NUMBER OF      5. SOLE VOTING POWER
SHARES            892,170
BENEFICIALLY   6. SHARED VOTING POWER
OWNED BY          0
EACH           7. SOLE DISPOSITIVE POWER
REPORTING         892,170
PERSON         8. SHARED DISPOSITIVE POWER
WITH              0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
          892,170
10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *
11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               9.7%
CUSIP No.  78462F103                    Page 1 of 5Pages
12.TYPE OF REPORTING PERSON *


Bankers Trust New York Corporation - HC Bankers Trust
Company - BK


Item 1(a)    NAME OF ISSUER:

                         SPDR Trust
Item 1(b)      ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
OFFICES:

                      PDR Services Corp
               C/O The American Stock Exchange 86 Trinity
                      Place
                 New York, NY  10006-1881

Item 2(a)      NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its

          whollyowned subsidiary, Bankers Trust Company(as

          Trustee for various trusts and employee benefit

          plans, and investment advisor).

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

        280 Park Avenue New York, New York  10017.

Item 2(c)      CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers
          Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor)are incorporated in the State of New York with its principal business office located in New
          York.


Item 2(d)    TITLE OF CLASS OF SECURITIES:


          Exchange traded securities that represent

          ownership in the SPDR Trust, a long-term

          investment trust.

Item 2(e)    CUSIP NUMBER: 78462F103

CUSIP No.  78462F103                    Page 3 of 5 Pages

Item 3       THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

     (g)  [X] Parent Holding Company, in accordance with

                 Section 240.13d-1(b)(ii)(G)

          For Bankers Trust Company

     (b)  [X] Bank as defined in section 3(a)(6) of the

Act. Item 4          OWNERSHIP:

     (a)  Amount Beneficially Owned: 892,170




     (b)  PERCENT OF CLASS: 9.7%




     (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
                vote -  892,170

          (ii)  shared power to vote or to direct the
                 vote -  0

          (iii)  sole power to dispose or to direct
                  the disposition of - 892,170

           (iv)  shared power to dispose or to direct
                   the disposition of - 0

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A
CLASS:

           []

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

    The Issuers Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

CUSIP No.  78462F103                    Page 4 of 5 Pages


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.


Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS
OF THE GROUP:

          Not Applicable.


Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable
CUSIP No.  78462F103                    Page 5 of 5
Pages



Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.
     Secretary


     Bankers Trust Company, (as Trustee for various trusts and employee benefit plans, and investment advisor)

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.
     Secretary

                      EXHIBIT TO ITEM 7
The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company